UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EnteroMedics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29365M 10 9

(CUSIP Number)

PAUL H. KLINGENSTEIN

ABERDARE VENTURES

ONE EMBARCADERO CENTER, SUITE 4000

SAN FRANCISCO, CALIFORNIA  94111

TELEPHONE: (415) 392-7442

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29365M 10 9		13D

1.	Name of Reporting Persons Aberdare Ventures II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,157,028 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,157,028 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,157,028 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Amendment No. 2 to the statement on Schedule 13D is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (i) 245,448 shares of Common Stock held by Aberdare II; (ii) 6,882 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which warrant is exercisable within 60 days of the date of this filing; (iii) 389,838 shares of Common Stock held by Aberdare II Annex; (iv) 406,504 shares of Common Stock initially issuable upon conversion of 406,504 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”) held by Aberdare II Annex, which are convertible within 60 days of the date of this filing; (v) 103,092 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which warrant is exercisable within 60 days of the date of this filing; (vi) 5,108 shares of Common Stock held by Aberdare II Bermuda; and (vi) 156 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which warrant is exercisable within 60 days of the date of this filing.

(3)

This percentage is calculated based upon 7,478,079 shares of the Issuer’s Common Stock outstanding as of August 31, 2010 and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”), as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010.

CUSIP No. 29365M 10 9		13D

1.	Name of Reporting Persons Aberdare II Annex Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,157,028 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,157,028 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,157,028 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 245,448 shares of Common Stock held by Aberdare II; (ii) 6,882 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which warrant is exercisable within 60 days of the date of this filing; (iii) 389,838 shares of Common Stock held by Aberdare II Annex; (iv) 406,504 shares of Common Stock initially issuable upon conversion of 406,504 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”) held by Aberdare II Annex, which are convertible within 60 days of the date of this filing; (v) 103,092 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which warrant is exercisable within 60 days of the date of this filing; (vi) 5,108 shares of Common Stock held by Aberdare II Bermuda; and (vi) 156 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which warrant is exercisable within 60 days of the date of this filing.

(3)

This percentage is calculated based upon 7,478,079 shares of the Issuer’s Common Stock outstanding as of August 31, 2010 and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 1, 2010.

CUSIP No. 29365M 10 9		13D

1.	Name of Reporting Persons Aberdare Ventures II Bermuda, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,157,028 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,157,028 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,157,028 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 245,448 shares of Common Stock held by Aberdare II; (ii) 6,882 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which warrant is exercisable within 60 days of the date of this filing; (iii) 389,838 shares of Common Stock held by Aberdare II Annex; (iv) 406,504 shares of Common Stock initially issuable upon conversion of 406,504 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”) held by Aberdare II Annex, which are convertible within 60 days of the date of this filing; (v) 103,092 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which warrant is exercisable within 60 days of the date of this filing; (vi) 5,108 shares of Common Stock held by Aberdare II Bermuda; and (vi) 156 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which warrant is exercisable within 60 days of the date of this filing.

(3)

This percentage is calculated based upon 7,478,079 shares of the Issuer’s Common Stock outstanding as of August 31, 2010 and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 1, 2010.

CUSIP No. 29365M 10 9		13D

1.	Name of Reporting Persons Aberdare GP II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,157,028 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,157,028 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,157,028 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 245,448 shares of Common Stock held by Aberdare II; (ii) 6,882 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which warrant is exercisable within 60 days of the date of this filing; (iii) 389,838 shares of Common Stock held by Aberdare II Annex; (iv) 406,504 shares of Common Stock initially issuable upon conversion of 406,504 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”) held by Aberdare II Annex, which are convertible within 60 days of the date of this filing; (v) 103,092 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which warrant is exercisable within 60 days of the date of this filing; (vi) 5,108 shares of Common Stock held by Aberdare II Bermuda; and (vi) 156 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which warrant is exercisable within 60 days of the date of this filing.

(3)

This percentage is calculated based upon 7,478,079 shares of the Issuer’s Common Stock outstanding as of August 31, 2010 and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 1, 2010.

CUSIP No. 29365M 10 9		13D

1.	Name of Reporting Persons Paul H. Klingenstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,097 shares of Common Stock (2)

	8.	Shared Voting Power 1,157,028 shares of Common Stock (3)

	9.	Sole Dispositive Power 32,097 shares of Common Stock (2)

	10.	Shared Dispositive Power 1,157,028 shares of Common Stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,189,125 shares of Common Stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.8% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 2 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 9,963 shares of Common Stock held by Klingenstein; (ii) 16,525 shares of Common Stock initially issuable upon conversion of 16,525 shares of Series A Preferred held by Klingenstein, which are convertible within 60 days of the date of this filing; (iii) 5,329 shares of Common Stock issuable upon exercise of options held by Klingenstein, which options are exercisable within 60 days of the date of this filing, and (iv) shares of Common Stock issuable upon exercise of a warrant held by Klingenstein, which warrant is exercisable within 60 days of the date of this filing.

(3)

Includes (i) 245,448 shares of Common Stock held by Aberdare II; (ii) 6,882 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which warrant is exercisable within 60 days of the date of this filing; (iii) 389,838 shares of Common Stock held by Aberdare II Annex; (iv) 406,504 shares of Common Stock initially issuable upon conversion of 406,504 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”) held by Aberdare II Annex, which are convertible within 60 days of the date of this filing; (v) 103,092 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which warrant is exercisable within 60 days of the date of this filing; (vi) 5,108 shares of Common Stock held by Aberdare II Bermuda; and (vi) 156 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which warrant is exercisable within 60 days of the date of this filing.

(4)

This percentage is calculated based upon 7,478,079 shares of the Issuer’s Common Stock outstanding as of August 31, 2010 and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 1, 2010.

Introductory Note:  This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2009 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 1, 2009 (the “Amendment No. 1”), and is being filed by the Reporting Persons and being made to reflect the recent participation of certain of the Reporting Persons in a private placement of securities of the Issuer on September 30, 2010, as more fully described in Item 3 below.  In addition, shares beneficially owned by the Reporting Persons as reported on Amendment No. 1 have been adjusted to give effect to a 1-for-6 reverse stock split of the Issuer’s Common Stock that was effected in July 2010.  This Amendment No. 2 amends and supplements the Original Schedule 13D and Amendment No. 1 as specifically set forth herein.  Except as set forth below, all previous Items in the Original Schedule 13D, as amended by Amendment No. 1, remain unchanged.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D or Amendment No. 1 as applicable.

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D and Amendment No. 1 is hereby supplemented by adding the following to the end of this Item:

Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, certain of the Reporting Persons, and various other investors (each, a “Series A Investor” and collectively, the “Series A Investors”), dated September 29, 2010 (the “Series A Preferred Stock Purchase Agreement”), on September 30, 2010, certain of the Reporting Persons purchased an aggregate of 423,029 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”), at a price of $1.72 per share (the “Original Purchase Price”), together with associated warrants (the “Up Front Warrants”) to acquire an aggregate of 423,029 shares of Common Stock at a purchase price of $0.125 per warrant share (the “Financing”).  The Up Front Warrants have an exercise price of $2.15 per share, which equals 125% of the consolidated closing bid price of the Issuer’s Common Stock on the Nasdaq Capital Market on September 29, 2010.  The Up Front Warrants will become exercisable upon the later to occur of the following: (i) March 29, 2011 or (ii) immediately after the closing of an offering by the Issuer of equity securities producing gross proceeds of at least $15 million, excluding proceeds from the sale of the Series A Preferred (an “Equity Offering”) and will remain exercisable for five years thereafter.  The applicable per share exercise price and the number of shares issuable upon exercise of the Up Front Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications. The aggregate purchase price of the Series A Preferred and the Up Front Warrants was $780,488.

If the Series A Preferred is converted into the Issuer’s Common Stock upon completion of an Equity Offering in accordance with the terms of the Certificate of Designations for Series A Non-Voting Convertible Preferred Stock authorized by the Issuer’s board of directors and filed with the Secretary of State of the State of Delaware on September 29, 2010 (the “Certificate of Designations”), each Series A Investor will purchase additional warrants from the Issuer (the “Conversion Warrants”) to purchase that number of shares of the Issuer’s Common Stock equal to (i) the difference between the Original Purchase Price and the price per share of Common Stock underlying the equity securities paid by the Series A Investor in an Equity Offering (the “Equity Offering Purchase Price”),  multiplied by  the number of shares of Series A Preferred purchased by the Series A Investor,  divided by  (ii) the Conversion Warrant exercise price per share, which will equal $2.06 (120% of the Original Purchase Price). The Conversion Warrants will only be issued if the Issuer completes an Equity Offering and the Original Purchase Price exceeds the Equity Offering Purchase Price.

The funds used by the Reporting Persons to acquire the securities described herein were obtained from capital contributions by their partners and, in the case of Mr. Klingenstein, from direct capital commitments.

Item 4.            Purpose of Transaction

Item 4 of the Original Schedule 13D and the Amendment No. 1 is hereby supplemented by adding the following to the end of this Item:

The Reporting Persons agreed to purchase the Series A Preferred and the Up Front Warrants for investment purposes with the aim of increasing the value of their investments in the Issuer.

Item 5.            Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Shares Issuable upon Conversion of Series A Preferred Held Directly (1)	Shares Issuable Upon Exercise of Warrants Held Directly (1)	Shares Issuable Upon Exercise of Options Held Directly (1)	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership (1)	Percentage of Class (3)
Aberdare II	245,448	0	6,882	0	0	1,157,028	0	1,157,028	1,157,028	14.5%
Aberdare II Bermuda	5,108	0	156	0	0	1,157,028	0	1,157,028	1,157,028	14.5%
Aberdare II Annex	389,838	406,504	103,092	0	0	1,157,028	0	1,157,028	1,157,028	14.5%
Aberdare GP II	0	0	0	0	0	1,157,028	0	1,157,028	1,157,028	14.5%
Klingenstein	9,963	16,525	280	5,329	32,097	1,157,028	32,097	1,157,028	1,189,125	14.8%

(1)   Comprised of securities exercisable within 60 days of the filing date of this Amendment No. 2.  Because the Up Front Warrants are not exercisable within 60 days of the filing date, the shares of Common Stock underlying the Up Front Warrants are not included in this table.

(2)   Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex.  Aberdare GP II owns no securities of the Issuer directly.  Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.

(3)   This percentage is calculated based upon 7,478,079 shares of the Issuer’s Common Stock outstanding as of August 31, 2010 and as adjusted pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 1, 2010.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D and Amendment No. 1 is hereby supplemented by adding the following to the end of this Item:

The Series A Preferred Stock Purchase Agreement includes standard representations and warranties of the Issuer and the Series A Investors, as well as additional terms and conditions, including those set forth below.  The Issuer has agreed to indemnify the Series A Investors and specified related parties against damages with respect to breaches of the representations and warranties or failure to comply with the covenants and agreements of the Issuer in the Series A Preferred Stock Purchase Agreement. The Series A Preferred Stock Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and the Series A Investors.

Registration Rights

Pursuant to the Series A Preferred Stock Purchase Agreement, the Issuer agreed to file a registration statement with the SEC within 45 days following completion of an Equity Offering (the “Required Filing Date”), registering for resale the shares of common stock issued upon conversion of the Preferred Stock and exercise of the warrants purchased by the Series A Investors for an offering to be made on a continuous basis pursuant to Rule 415 promulgated by the SEC pursuant to the Securities Act. The Issuer also agreed to use its best efforts, subject to receipt of necessary information from the Series A Investors, to cause the registration statement to become effective as soon as practicable after the registration statement is filed by the Issuer, but in any event no later than 4:00 p.m. Eastern Time on the 90th day after the Required Filing Date, or if the registration statement is reviewed by the SEC, on the 135th day after the Required Filing Date. The Issuer has agreed to maintain the registration statement’s effectiveness until the earlier of (i) the first anniversary of the Closing Date (such period of time to be extended by any period of time that the Common Stock is not listed for trading on the Nasdaq Stock Market), (ii) the date on which the registrable securities may be sold pursuant to

Rule 144 without limitations on volume or manner of sales or (iii) such time as all registrable securities purchased by the Series A Investors have been sold pursuant to a registration statement or Rule 144.

Certificate of Designations

The following is a summary of the material provisions of the Certificate of Designations.

Dividends

Dividends will be paid on the Series A Preferred on an as-converted basis when, as, and if paid on the Issuer’s Common Stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Issuer, any distributions to holders of the Issuer’s outstanding equity shall be made as follows: First, to the holder of any share of Series A Preferred up to 150% of the Original Purchase Price plus declared and unpaid dividends on each share of Series A Preferred, and then pro rata to the holders of the Common Stock and Series A Preferred on an as converted basis.

No Voting Rights

Except as required by law or as otherwise set forth below, the Series A Preferred shall be non-voting and shall not have any voting rights. So long as 10% of the shares of Series A Preferred are outstanding, in addition to any other vote or approval required under the Issuer’s Fifth Amended and Restated Certificate of Incorporation or the Issuer’s Amended and Restated By-laws, the Issuer will not, without the written consent of the holders of at least 75% of the Series A Preferred, either directly or by amendment, merger, consolidation, or otherwise: (i) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred, or increase the authorized number of shares of Series A Preferred; or (ii) purchase or redeem or pay any dividend on any capital stock prior to the Series A Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; other than as approved by the Issuer’s board of directors.

No Redemption; No Sinking Fund

The Series A Preferred is not redeemable upon the request of the holders thereof or exchangeable for other capital stock or indebtedness of the Issuer or other property.  The Series A Preferred is not subject to the operation of a purchase, retirement or sinking fund.

Conversion Rights

The Series A Preferred may initially be converted on a 1:1 basis into shares of Common Stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events (the “Conversion Ratio”);  provided, however,  that no holder will be permitted to convert an amount of Series A Preferred that would result in such holder owning more than 19.99% of the Issuer’s outstanding Common Stock upon such conversion.

Additionally, each share of Series A Preferred will automatically be converted at the Conversion Ratio into shares of Common Stock, subject to the potential adjustment described below: (i) immediately after the closing of an Equity Offering, or (ii) upon the written consent of the holders of 75% of the Series A Preferred;  provided, however,  that in the case of (i) and (ii) above, no holder will be permitted to convert an amount of Series A Preferred that would result in such holder owning more than 19.99% of the Issuer’s outstanding Common Stock upon such conversion.  In the event of conversion immediately following the closing of an Equity Offering pursuant to (i) above, if the Equity Offering Purchase Price is less than $1.72, the Conversion Ratio shall be determined by dividing (A) $1.72 by (B) the sum of $1.72 plus the Conversion Price.  “Conversion Price” means $0.125 multiplied by the number of shares of Common Stock issuable under the converting holder’s Conversion Warrant divided by the number of Series A Preferred held by such converting holder.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in the Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Original Schedule 13D and between such persons and any person with respect to any securities of the Issuer.

Item 7.            Material to be Filed as Exhibits

A.

Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated September 29, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (SEC File No. 001-33818)).

B.	Form of Up Front Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (SEC File No. 001-33818)).

C.	Form of Conversion Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (SEC File No. 001-33818)).

D.

Form of Certificate of Designations for Series A Non-Voting Convertible Preferred Stock, filed with the Delaware Secretary of State on September 29, 2010 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (File No. 001-33818)).

E.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 14, 2010

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES II, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.

Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated September 29, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (SEC File No. 001-33818)).

B.	Form of Up Front Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (SEC File No. 001-33818)).

C.	Form of Conversion Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (SEC File No. 001-33818)).

D.

Form of Certificate of Designations for Series A Non-Voting Convertible Preferred Stock, filed with the Delaware Secretary of State on September 29, 2010 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 5, 2010 (File No. 001-33818)).

E.	Agreement regarding filing of joint Schedule 13D.

Exhibit E

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of EnteroMedics, Inc. is filed on behalf of each of the undersigned.

Date:    October 14, 2010

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES II, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager